

October 14, 2011

Via E-mail
Xiangying Meng
President and Chief Executive Officer
Xunna Information Technology Inc.
2 Fufeng Rd
Xinghuo Sci-Tech Building, Floor 26
Fengtai District, Beijing, PRC

> **Re:** **Xunna Information Technology Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 19, 2011**
> **File No. 333-175919**

Dear Mr. Meng:

We have reviewed your amended registration statement and response letter dated September 16, 2011, and we have the following comments. References to prior comments are to those contained in our letter dated September 6, 2011.

General

1.   Many of your responses to our prior comments state merely "revised." For ease of our review, in your next response letter, please respond to our comments by explaining briefly how, and on what page(s), you have revised your disclosure in response to our comments, or by telling us why you believe it is unnecessary to revise your disclosure in response to our comments.

Outside Front Cover Page of the Prospectus

2.   As requested in prior comment 3, please revise your filing to ensure that the front cover page is limited to one page. In this regard, we note that the information required to be presented on the front cover page currently spans three pages of the filing.

Risk Factors and Uncertainties

"Blank Check Disclaimer," page 8

3.   We re-issue prior comment 7, as it remains unclear from your revised disclosure the risk to the company or investors posed by your stated belief that the company is not a blank check company within the meaning of Section 7(b)(3) of the Securities Act. As

previously requested, please revise the caption and the body of the risk factor to clarify the material risks presented.

4.   Further, we note your response to prior comment 13 indicating that the company's specific business purpose is other than to "provide business consulting services." Accordingly, please revise this description of your business purpose where it appears on page 8, and ensure that disclosure regarding the company's specific business plan is consistent and accurate throughout the filing.

Risks Related to Doing Business in China, page 9

5.   It is unclear whether and/or how certain of the risk factors you have added to this section apply to Xunna. For example, you refer in several risk factors under this heading to your "Chinese subsidiaries" and to your "PRC operating subsidiary," but you state elsewhere in the filing, including on page 30, that the company has no subsidiaries. Please revise to ensure that you present material risks that are applicable to the company, and that you provide consistent and accurate disclosure regarding the company's subsidiaries, if any.

6.   Further, we note the reference in this and the following risk factor to your "affiliated entity" in China. If material to Xunna, please identify this affiliated entity and describe its relationship with the company where appropriate in the filing. Alternatively, please remove these references.

"Governmental Regulation," page 10

7.   Given the length and format of the disclosure presented under this heading, it appears that this discussion of PRC laws and regulations should instead be presented in your Business section and revised to explain specifically their applicability to the company. Please relocate and revise this disclosure accordingly.

8.   Further, revise your risk factor disclosure as necessary to ensure that it discusses the material risks presented to the company or investors by the PRC laws and regulations you describe. In this regard, although you discuss several PRC laws and regulations under this heading, it is unclear the risks they pose to the company and how specifically they apply to the company.

"Fluctuation in the value of the RMB…," page 10

9.   You state here that your "revenues and costs are mostly denominated in RMB, while a significant portion of [y]our financial assets are denominated in U.S. dollar[s]." Please revise to avoid suggesting that the company currently generates revenues. Further, describe for us the financial assets you hold that are denominated in U.S. dollars.

<u>"Changes in China's political or economic situation…" page 14</u>

10.   Similarly, you indicate here that changes in China's political or economic situation could
        damage your "operations and profitability." Please revise to clarify that you have no
        operations and that you are not currently profitable.

<u>Risks Related to Our Offering</u>

<u>"The company will be subject to the 15(d) reporting requirements…," page 20</u>

11.   We refer to the following statement: "Even if the Company is not required to file the
        reports, it is the intension [sic] of the Company to file the necessary reports to be
        considered fully reporting." As requested in prior comment 12, please revise this
        sentence to avoid indicating inaccurately that the company may be considered "fully
        reporting" if, in the future, its Section 15(d) obligations are automatically suspended and
        it does not have a class of securities registered under Section 12 of the Exchange Act.
        This comment also applies to similar language on page 36.

<u>Business</u>

<u>General</u>

12.   Further to comment 7 above, please revise your Business disclosure to discuss any
        governmental approvals in the PRC or elsewhere that the company needs in order to
        conduct its planned business, and indicate the status of the approval process if you have
        not yet obtained any such approvals. Further, ensure that you disclose the effect of
        existing and probable PRC governmental regulations on your intended business. Refer to
        Item 101(h)(4)(viii)-(ix) of Regulation S-K.

13.   Further, tell us whether, as a result of having non-PRC investors, you anticipate needing
        to obtain any PRC approvals or licenses or to comply with other applicable PRC
        regulations, in order to conduct your business as planned. Tell us whether Xunna plans
        to conduct its business activities in the PRC directly, through subsidiaries, and/or through
        entities with which it has contractual relationships. Further, explain to us how your
        planned business activities and corporate structure will comply with applicable
        requirements in the PRC, given that the company presumably will have investors who are
        not PRC citizens.

<u>Marketing and Strategy, page 26</u>

14.   You assert here that you hope to "gain access to the equity market with an OTCBB
        listing, giving [you] the opportunity to raise additional investment capital." We note
        similar disclosure on page 31. Please revise to explain why you believe that an OTCBB
        quotation will give the company the opportunity to raise additional funds.

Management's Discussion and Analysis

Results of Operations For The Period From Inception Through June 30, 2011, page 31

15.   Further to prior comment 17, we again note your disclosure that you "do not anticipate earning revenues until [you] have initiated [y]our business plan." Please clarify what you mean by "initiating your business plan," and when you anticipate doing so. We note also that you suggest on page 26 that you have not yet determined your business model. If the company has not yet developed a sufficiently-detailed business plan, please provide prominent risk factor disclosure of this fact, and tell us how the company's lack of a business plan is consistent with your belief that you are not a blank check company.

Limited Operating History; Need for Additional Capital, page 31

16.   We note the revisions you have made to this section in response to prior comment 19. As requested, please also state the minimum period of time that you expect to be able to conduct planned operations using currently-available capital resources.

Where You Can Find More Information, page 36

17.   As requested in prior comment 11, please clarify here that the company's Section 15(d) obligations will apply upon effectiveness of your Form S-1 registration statement.

Signatures, page II-4

18.   We re-issue prior comment 24. Please revise the preamble to the signature on behalf of the issuer to conform to the language prescribed by the Signatures section of Form S-1, which begins, "Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned…."

        You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3483 or Barbara C. Jacobs, Assistant Director, with any other questions.

                                                Sincerely,

                                                /s/ Katherine Wray

                                                Katherine Wray
                                                Attorney-Advisor

cc: Via E-mail
        Jay Smith, President, How2gopublic.com